SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755

PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Second Quarter 2012 Results:

A Come Back to Growth and Profitability

PARIS, France – July 27th 2012 – CGGVeritas announced today its non-audited second quarter 2012 consolidated1 results. All comparisons are made on a year-on-year basis unless stated otherwise.

•	Revenue at $831 million, up 11%

•	Strong increase in Operating Income at $85 million, a 10% margin

•	Services return to profitability

•	Positive Outlook for 2012 confirmed

Second Quarter 2012 Key Figures

In million $	Second Quarter 2012	Second Quarter 2011*
Revenue	831	751
EBITDAs	228	149
Operating Income	85	15
Net Income	34	-38
Cash Flow from Operations	104	162
Free Cash Flow	-129	-7
Backlog	1 300	1 310

*	Restated figures

CGGVeritas CEO, Jean-Georges Malcor, commented:

“Our Performance Plan continues to bear fruit with the recovery of our marine operations, as illustrated by the very good utilization rate of our fleet since the beginning of the year. Combined with the sustained level of activity in Processing & Imaging, and a more favorable seasonality in Land Acquisition, our marine performance enabled Services to deliver a positive operating income this quarter (typically the weakest quarter in the year), despite the reduced contribution from multi-client sales. Sercel continued to deliver an excellent performance.

The commercial visibility is improving: exploration spending is expected to increase by more than 15% this year, and tendering activity in marine acquisition is firming up for the fourth quarter of 2012 and first quarter of 2013.

CGGVeritas remains at the forefront of innovation. We launched in early June the new generation of Sercel streamers, Sentinel® RD with a reduced diameter. We continue to capitalize on the commercial success of BroadSeisTM and CGGVeritas is returning to the US waters of the Gulf of Mexico with StagSeisTM, a major innovation in marine acquisition and imaging, with its new multi-client survey called IBALT.

Within this context, I am confident in our ability to reach our 2012 objectives.”

[1]

Effective January 1, 2012, CGGVeritas changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of an industry with revenues, costs and cash flows primarily generated in U.S. dollars. The first and second quarter 2011 figures shown in this press release have been restated as if the change in the Group presentation currency had been effective since January 1, 2004 (IFRS transition). In the context of our new presentation of cash indicators, first and second quarter 2011 EBITDAs and multi-client Capex figures have been restated.

Second Quarter 2012 Results

•	Group revenue was $831 million, up 11% year-on-year and up 6% sequentially.

•	Group operating income was $85 million, a 10% margin:

•	Sercel margin was at 32% driven by sustained demand for land and marine high-resolution surveys.

•	Services operating income was positive at $19 million mainly due to our improved operational efficiency in marine and to a more favorable seasonality for our Land activity.

•	The contribution from equity investees was at $10 million, mainly related to the good performance of Argas.

•	Net income was at $34 million, compared to a loss of $38 million in the second quarter 2011.

•	Earnings Before Interest Tax Depreciation and Amortization (EBITDAs) was at $228 million, up 53% year-on-year and up 8% sequentially.

•

The operational cash flow was $104 million, down 36% year-on-year, due to opposite changes in working capital during the quarter. The increase in working capital is mainly related to the high level of invoicing in June both at Sercel and Services.

•	Total Capex was at $179 million this quarter, industrial capex was at $97 million and multi-client capex reached $82 million as 17% of the fleet was dedicated to multi-client programs.

•	After payment of interests and capital expenditure, net free cash flow was negative at $129 million.

•	Backlog was at $1.3 billion at the end of June 2012, stable year-on-year, up in Services at $1.130 billion and down at Sercel at $170 million.

Post Closing Events

•	Start of IBALT, our new multi-client GoM survey, using StagSeis the innovative solution for marine acquisition and imaging.

•	Signature of a strategic alliance with SMNG, the main Russian geophysical company.

Positive Outlook for 2012 confirmed

•	Group revenue expected to grow 10%-15%.

•	2011-2012 performance plan: $150 million additional operating income target confirmed.

•	Industrial Capex:

•	As planned, 2/3 of original industrial capex spent on H1 (including the upgrade of the Champion vessel).

•	H2 capex could potentially be revised up to take advantage of the positive market cycle.

•	Multi-Client Cash Capex:

•	Marine at around $250 million including StagSeis and Land at around $130 million.

•	Prefunding confirmed at 80%-85%.

•	Positive Free Cash Flow.

Second Quarter 2012 Financial Results

Second Quarter 2012 key figures

In million $	First Quarter 2012	Second Quarter
		2012	2011*
Group Revenue	787	831	751
Sercel	348	285	266
Services	531	599	533
Group Operating Income	54	85	15
Margin	7%	10%	2%
Sercel	116	92	76
Margin	33%	32%	28%
Services	-8	19	-29
Margin	-1%	3%	-5%
Net Income	-3	34	-38
Margin	0%	4%	-5%
Net Debt	1 512	1 600	1 492
Net Debt to Equity Ratio	39%	42%	40%

*	Restated figures

Revenue

Group revenue was up 11% year-on-year and up 6% sequentially. Services revenue was up 13% year-on-year, and Sercel revenue up 7%.

In million $	First Quarter	Second Quarter
	2012	2012	2011*
Group Revenue	787	831	751
Sercel Revenue	348	285	266
Services Revenue	531	599	533
Eliminations	-92	-54	-48
Marine contract	189	288	242
Land contract	123	112	81
Processing	106	113	106
Multi-client	114	87	104
Marine MC	87	52	78
Land MC	27	35	26

*	Restated figures

Sercel

Revenue was up 7% year-on-year and down 18% sequentially compared to the historically high first quarter 2012. Sercel particularly benefited from a high level of land equipment deliveries. The first two Sercel 428 XL high-channel-count crews equipped with the new Sercel Giga Transverse technology, which offers increasing seismic data acquisition capabilities and transmission rate, successfully started their operations in the Middle East. The commercial success of UNITE, Sercel’s wireless system, is continuing, particularly with a growing penetration in the North American market.

In marine equipment, Sercel launched the Sentinel® RD, the latest generation of its Sentinel solid streamer, at the recent European geophysical convention. Fully compatible with the Seal 428, the Sercel Sentinel® RD has a reduced diameter with a weight gain of 15%, allowing reduced water drag and easier storage onboard seismic vessels. The first deliveries of this new equipment started in June. Finally, internal sales were at $54 million and represented 19% of Sercel total revenue.

Services

Revenue was up 13% both year-on-year and sequentially. Improving marine operational performance, a more favorable land acquisition seasonality and a sustained activity in Processing & Imaging offset lower multi-client sales this quarter.

•

Marine contract revenue was up 19% year-on-year. It was up 53% sequentially with a better utilization rate and the slightly positive impact of price increases. The improvement in our marine operational performance continued with both our vessel availability rate[2] and production rate[3] at 91%. A large part of our fleet was transiting to the North Sea where five vessels are in operation currently. The commercial success of BroadSeis was confirmed with 2/3 of the fleet acquiring BroadSeis surveys at the end of June. The Oceanic Vega and Oceanic Sirius successfully completed the largest high-resolution wide-azimuth survey ever conducted in the Mexican waters of the Gulf of Mexico. They were redeployed at the end of June in the US waters of the Gulf of Mexico to acquire the first StagSeis multi-client survey, the new marine acquisition solution of CGGVeritas which provides full wide-azimuth coverage and unrivalled long offsets, designed to illuminate the complex subsalt geologies.

•

Land contract revenue was up 38% compared to an exceptionally low second quarter 2011, due to a stronger seasonality. Sequentially, it was down 9%. 5 crews operated in North America and 13 crews in the rest of the world with 5 operating in transition zones and in shallow waters especially in Asia-Pacific. Our operations in Saudi Arabia reached a record level of productivity and, in North Africa, CGGVeritas is returning to Algeria after 15 years of absence. Worldwide demand for high-channel-count crews, for shallow water and OBC operations continues to be sustained.

•

Processing, Imaging & Reservoir revenue was up 7% both year-on-year and sequentially. Demand for high-end processing is strengthening, sustained by high-resolution land and marine acquisitions and by the growth of BroadSeis. Activity remained at high levels in our major international centers and backlog was at record levels at the end of June.

[2]

—The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time.

[3]

— The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

•

Multi-client revenue was down 17% year-on-year and down 24% sequentially. This decrease was mainly related to marine after-sales, after two consecutive quarters with a particularly high level of after-sales in the Gulf of Mexico, ahead of the June lease sale. Capex was $82 million with a low prefunding of 55%, as the formal commitments of some clients were postponed to the next quarter. With a depreciation rate averaging 74%, this quarter, the Net Book Value at the end of June 2012 stands at $561 million compared to $536 million at the end of March 2012.

•

Marine multi-client revenue was at $52 million, down 34% year-on-year. Prefunding revenue was at $20 million and after-sales were at $32 million. Capex was $41 million and was concentrated on offshore Brazil and Angola where CGGVeritas started a multi-client program on block 22. With a depreciation rate at 67% this quarter, the Net Book Value at the end of June 2012 stands at $411 million.

•

Land multi-client revenue was at $35 million, up 34% year-on-year. Prefunding revenue was at $25 million and after-sales were at $10 million. Capex was $41 million dedicated to the pursuit of our Marcellus and Alaska programs. With a depreciation rate at 84%, the Net Book Value at the end of June 2012 stands at $150 million.

Group EBITDAs was $228 million, a margin of 27%.

	First Quarter	Second Quarter
In million $	2012	2012	2011*
Group EBITDAs	212	228	149
Margin	27%	27%	20%
Sercel EBITDAs	127	103	89
Margin	36%	36%	33%
Services EBITDAs	136	150	90
Margin	26%	25%	17%

*	Restated figures

Group Operating Income was $85 million. Operating margin was 10%.

	First Quarter	Second Quarter
In million $	2012	2012	2011*
Group Operating Income	54	85	15
Margin	7%	10%	2%
Sercel Operating Income	116	92	76
Margin	33%	32%	28%
Services Operating Income	-8	19	-29
Margin	-1%	3%	-5%

*	Restated figures

Financial Charges

Financial charges were $34 million:

•	Cost of debt was $39 million, while the total amount of paid interests during the quarter was $55 million.

•	Other financial items represented a positive contribution of $5 million, mainly related to the favorable impact of currency variations.

Taxes were $24 million including the unfavorable impact of $3 million of currency variations.

After the impact of the income from equity investments of $10 million, Group Net Income was at $34 million compared to a loss of $38 million in the second quarter 2011.

Net Income attributable to the owners of CGGVeritas was at $29 million/€22 million after the impact of minority interests of $4 million/€3 million. EPS was positive at €0.15 per ordinary share and positive at $0.19 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was at $104 million, compared to $162 million in the second quarter 2011.

Capex

Global Capex was $179 million this quarter, up 26% year-on-year.

•	Industrial Capex was $97 million, down 3% year-on-year

•	Multi-client Cash Capex was $82 million, up 95% year-on-year with a 55% prefunding rate.

	First Quarter	Second Quarter
In million $	2012	2012	2011*
Capex	203	179	142
Industrial	127	97	100
Multi-client Cash	76	82	42
Marine MC	52	41	10
Land MC	24	41	33

*	Restated figures

Free Cash Flow

After interests expenses paid during the quarter and Capex, net free cash flow was negative at $129 million compared to a negative free cash flow of $7 million in the second quarter of 2011.

Second Quarter 2012 Comparisons with Second Quarter 2011

Consolidated Income Statement	First Quarter	Second Quarter
In million $	2012	2012	2011*
Exchange rate euro/dollar	1.318	1.298	1.448
Operating Revenue	786.6	831.0	750.7
Sercel	347.8	285.2	266.3
Services	531.1	599.4	532.7
Elimination	-92.3	-53.6	-48.3
Gross Profit	138.6	177.8	103.4
Operating Income	53.8	84.6	14.8
Sercel	115.5	91.7	75.6
Services	-7.7	19.3	-29.1
Corporate and Elimination	-54.0	-26.4	-31.7
Net Financial Costs	-41.9	-34.0	-54.6
Income Tax	-21.8	-24.1	-5.3
Deferred Tax on Currency Variations	2.8	-2.8	1.1
Income from Equity Investments	3.6	10.1	5.7
Net Income	-3.5	33.8	-38.3
Earnings per share (€)	-0.04	0.15	-0.19
Earnings per ADS ($)	-0.06	0.19	-0.27
EBITDAs	212.0	228.0	148.9
Sercel	126.9	102.5	89.1
Services	136.3	150.5	90.5
Industrial Capex	127.1	97.1	99.6
Multi-client Cash Capex	75.5	81.9	42.2

*	Restated figures

First Half 2012 Financial Results

Group Revenue

Group Revenue was up 9% year-on-year. Services revenue was up 6% and Sercel revenue up 17%.

	Second Half	First Half
In million $	2011*	2012	2011*
Group Revenue	1702	1618	1479
Sercel Revenue	601	633	541
Services Revenue	1224	1130	1066
Eliminations	-123	-146	-128
Marine contract	536	477	441
Land contract	132	235	241
Processing	237	219	206
Multi-client	319	200	178
Marine MC	243	138	123
Land MC	76	62	56

*	Restated figures

Sercel

Revenue was up 17% year-on-year with strong land equipment deliveries. Internal sales traditionally concentrated on the first half-year represented 23% of Sercel total revenue.

Services

Revenue was up 6% year-on-year and is due to a better operational performance by the fleet, sustained activity in Processing and Imaging and an increase in multi-client revenue, in line with the growth in capex.

Group EBITDAs was $440 million, a margin of 27%.

	Second Half	First Half
In million $	2011*	2012	2011*
Group EBITDAs	519	440	305
margin	31%	27%	21%
Sercel EBITDAs	210	229	197
margin	35%	36%	36%
Services EBITDAs	384	287	182
margin	31%	25%	17%

*	Restated figures

Group Operating Income was $138 million, a margin of 9%.

	Second Half	First Half
In million $	2011*	2012	2011*
Group Operating Income	168	138	38
margin	10%	9%	3%
Sercel Op. Income	183	207	170
margin	31%	33%	31%
Services Op. Income	64	12	-55
margin	5%	1%	-5%

*	Restated figures

Financial Charges

Financial charges were $76 million including:

•	Cost of debt was $77 million, while the total amount of paid interests during the first half was $62 million.

•	Other financial items represented a positive contribution of $1 million, mainly related to the favorable impact of currency variations.

Taxes were $46 million.

After the impact of the income from equity investments of $14 million, Group Net Income was at $30 million, compared to a loss of $75 million in the first half of 2011.

Net Income attributable to owners of CGGVeritas was at $21 million/€16 million, after the impact of minority interests of $10 million/€7 million, resulting in a positive EPS of €0.10 per ordinary share and $0.14 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $296 million, compared to $360 million in the first half 2011.

Capex

Global Capex was $382 million in the first half of the year, up 46% year-on-year.

•	Industrial Capex was $224 million, up 25% year-on-year.

•	Multi-client Cash Capex was $157 million, up 90% year-on-year with a 56% prefunding rate.

In million $	First Half
	2012	2011*
Capex	382	262
Industrial	224	179
Multi-client Cash	157	83
MC marine	92	27
MC land	66	56

*	Restated figures

Free Cash Flow

After interest expenses paid during the first half, net free cash flow was negative at $136 million, compared to a positive net free cash flow at $58 million in the first half 2011.

Balance Sheet

Net Debt to Equity Ratio

Group gross debt was $1.918 billion at the end of June 2012.

Available cash was $319 million. Group net debt was $1.600 billion at the end of June 2012 compared to $1.512 billion at the end of March 2012.

Net debt to equity ratio, at the end of June 2012, was 42% compared to 39% at the end of March 2012.

First Half 2012 Comparisons with First Half 2011

Consolidated Income Statement In million $	First Half
	2012	2011*
Exchange rate euro/dollar	1.308	1.406
Operating Revenue	1 617.6	1 479.3
Sercel	633.0	541.3
Services	1 130.5	1 065.6
Elimination	-145.9	-127.6
Gross Profit	316.4	200.0
Operating Income	138.4	37.9
Sercel	207.2	170.3
Services	11.6	-55.1
Corporate and Elimination	-80.4	-77.3
Financial Items	-75.9	-113.7
Income Tax	-45.9	-13.4
Deferred Tax on Currency Translation	0.0	6.3
Income from Equity Investments	13.7	7.7
Net Income	30.3	-75.2
Earnings per share (€)	0.10	-0.38
Earnings per ADS ($)	0.14	-0.54
EBITDAs	440.0	304.7
Sercel	229.4	197.3
Services	286.8	181.7
Industrial Capex	224.2	179.0
Multi-client Cash Capex	157.4	82.7

Other Information

•	A French language conference call is scheduled today, Friday 27th of July 2012, at 9:00am (Paris), 8:00am (London).

To take part in the French language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

• France call-in	+33 1 70 77 09 25

• International call-in	+44 203 367 94 58

• Replay	+33 1 72 00 15 01 or +44 203 367 94 60

Code: 277619#

•	An English language conference call is scheduled today at 3:00pm (Paris), 2:00pm (London), 8:00am (US CT), 9:00am (US ET).

To take part in the English language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

• US Toll-Free	1-877-317-6789

• International call-in	1-412-317-6789

• Replay	1-877-344-7529 or 1-412-317-0088

Code: 10009286

You will be connected to the conference: “CGGVeritas Q2 2012 results”.

•	Copies of the presentation are posted on the Company website www.cggveritas.com and can be downloaded.

•	The conference call will be broadcast live on the CGGVeritas website www.cggveritas.com and a replay will be available for two weeks thereafter.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGGVeritas

Second Quarter 2012

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
	2012	2011 (restated)
Amounts in millions of U.S.$, except per share data or unless indicated
Operating revenues	1,617.6	1,479.3
Other income from ordinary activities	2.1	1.7
Total income from ordinary activities	1,619.7	1,481.0
Cost of operations	(1,303.3)	(1,281.0)
Gross profit	316.4	200.0
Research and development expenses, net	(44.5)	(38.0)
Marketing and selling expenses	(46.6)	(40.2)
General and administrative expenses	(92.9)	(95.7)
Other revenues (expenses), net	6.0	11.8
Operating income	138.4	37.9
Expenses related to financial debt	(78.7)	(96.5)
Income provided by cash and cash equivalents	1.4	1.2
Cost of financial debt, net	(77.3)	(95.3)
Other financial income (loss)	1.4	(18.4)
Income (loss) of consolidated companies before income taxes	62.5	(75.8)
Deferred taxes on currency translation	—	6.3
Other income taxes	(45.9)	(13.4)
Total income taxes	(45.9)	(7.1)
Net income (loss) from consolidated companies	16.6	(82.9)
Share of income (loss) in companies accounted for under equity method	13.7	7.7
Net income (loss)	30.3	(75.2)
Attributable to :
Owners of CGGVeritas	$20.7	(82.2)
Owners of CGGVeritas (1)	€15.8	(58.5)
Non-controlling interests	$9.6	7.0
Weighted average number of shares outstanding	151,898,100	151,684,340
Dilutive potential shares from stock-options	658,216	(2)
Dilutive potential shares from performance share plan	678,850	(2)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	153,235,166	151,684,340
Net income (loss) per share
Basic	$0.14	(0.54)
Basic	€0.10	(0.38)
Diluted	$0.14	(0.54)
Diluted	€0.10	(0.38)

(1)	Converted at the average exchange rate of U.S.$1.308 and U.S.$1.406 per € for the periods ended June 30, 2012 and 2011, respectively.
(2)	As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(3)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
	2012	2011 (restated)
Amounts in millions of U.S.$, except per share data or unless indicated
Operating revenues	831.0	750.7
Other income from ordinary activities	0.9	0.8
Total income from ordinary activities	831.9	751.5
Cost of operations	(654.1)	(648.1)
Gross profit	177.8	103.4
Research and development expenses, net	(22.7)	(17.9)
Marketing and selling expenses	(24.6)	(21.7)
General and administrative expenses	(45.8)	(48.7)
Other revenues (expenses), net	(0.1)	(0.3)
Operating income	84.6	14.8
Expenses related to financial debt	(39.2)	(51.6)
Income provided by cash and cash equivalents	0.5	0.7
Cost of financial debt, net	(38.7)	(50.9)
Other financial income (loss)	4.7	(3.7)
Income (loss) of consolidated companies before income taxes	50.6	(39.8)
Deferred taxes on currency translation	(2.8)	1.1
Other income taxes	(24.1)	(5.3)
Total income taxes	(26.9)	(4.2)
Net income (loss) from consolidated companies	23.7	(44.0)
Share of income (loss) in companies accounted for under equity method	10.1	5.7
Net income (loss)	33.8	(38.3)
Attributable to :
Owners of CGGVeritas	$29.4	(41.5)
Owners of CGGVeritas (1)	€22.4	(29.5)
Non-controlling interests	$4.4	3.2
Weighted average number of shares outstanding	151,932,036	151,806,882
Dilutive potential shares from stock-options	578,040	(2)
Dilutive potential shares from performance share plan	678,850	(2)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	153,188,926	151,806,882
Net income (loss) per share
Basic	$0.19	(0.27)
Basic	€0.15	(0.19)
Diluted	$0.19	(0.27)
Diluted	€0.15	(0.19)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	As our net result was a loss, stock-options and performance shares plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(3)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

Analysis by operating segment

	Six months ended June 30,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	1,130.5	487.1	—		1,617.6	1,065.6	413.7	—		1,479.3
Inter-segment revenues	—	145.9	(145.9)		—	0.5	127.6	(128.1)		—
Operating revenues	1,130.5	633.0	(145.9)		1,617.6	1,066.1	541.3	(128.1)		1,479.3
Depreciation and amortization (excluding multi-clients survey)	(149.1)	(20.9)	—		(170.0)	(142.8)	(25.7)	—		(168.5)
Depreciation and amortization of multi-client surveys	(144.9)	—	—		(144.9)	(97.8)	—	—		(97.8)
Operating income	11.6	207.2	(80.4	)(a)	138.4	(55.1)	170.3	(77.3	)(a)	37.9
Share of income in companies accounted for under equity method (b)	13.7	—	—		13.7	7.7	—	—		7.7
Capital expenditures (excluding multi-client surveys) (c)	212.5	11.7	—		224.2	168.1	10.9	—		179.0
Investments in multi-clients survey	179.8	—	—		179.8	89.4	—	—		89.4
Investment in companies under equity method	27.5	—	—		27.5	4.8				4.8
Identifiable assets	5,788.9	1,549.3	(663.4)		6,674.8	5,698.9	1,183.0	(335.7)		6,546.2
Unallocated and corporate assets					464.6					632.6
Total assets					7,139.4					7,178.8

(a)	Includes general corporate expenses of U.S.$27.1 million and U.S.$28.4 million for the six months ended June 30, 2012 and 2011, respectively.
(b)	Of which U.S.$20.7 million and U.S.$7.4 million relate to operational results for the six months ended June 30, 2012 and 2011, respectively.
(c)	Includes (i) no equipment acquired under finance leases for the six months ended June 30, 2012 and U.S.$15.9 million for the six months ended June 30, 2011 (ii) capitalized development costs of U.S.$9.2 million and U.S.$7.3million for the six months ended June 30, 2012 and 2011, respectively, in the Services segment; capitalized development costs of U.S.$4.9 million and U.S.$2.9 million for the six months ended June 30, 2012 and 2011, respectively, in the Equipment segment.

	Three months ended June 30,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	599.4	231.6	—		831.0	532.7	218.0	—		750.7
Inter-segment revenues	—	53.6	(53.6)		—	0.5	48.3	(48.8)		-
Operating revenues	599.4	285.2	(53.6)		831.0	533.2	266.3	(48.8)		750.7
Depreciation and amortization (excluding multi-clients survey)	(75.6)	(10.4)	—		(86.0)	(70.6)	(13.6)	—		(84.2)
Depreciation and amortization of multi-client surveys	(63.7)	—	—		(63.7)	(50.7)	—	—		(50.7)
Operating income	19.3	91.7	(26.4	) (a)	84.6	(29.1)	75.6	(31.7	) (a)	14.8
Share of income in companies accounted for under equity method (b)	10.1	—	—		10.1	5.7	—	—		5.7
Capital expenditures (excluding multi-client surveys) (c)	90.6	6.5	—		97.1	94.2	5.4	—		99.6
Investments in multi-clients survey	91.1	—	—		91.1	45.0	—	—		45.0

(a)	Includes general corporate expenses of U.S.$13.0 million and U.S.$14.2 million for the three months ended June 30, 2012 and 2011, respectively.
(b)	Of which U.S.$13.5 million and U.S.$5.5 million relate to operational results for the three months ended June 30, 2012 and 2011, respectively.
(c)	Includes (i) no equipment acquired under finance leases for the three months ended June 30, 2012 and U.S. $12.7 million for the three months ended June 30, 2011 (ii) capitalized development costs of U.S. $4.6 million and U.S.$3.4 million for the three months ended June 30, 2012 and 2011, respectively, in the Services segment; capitalized development costs of U.S.$2.3 million and U.S.$1.7 million for the three months ended June 30, 2012 and 2011, respectively, in the Equipment segment.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

	June 30, 2012 (unaudited)	December 31, 2011 (restated)
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	318.8	531.4
Trade accounts and notes receivable, net	896.8	876.0
Inventories and work-in-progress, net	393.5	361.5
Income tax assets	98.1	119.4
Other current assets, net	162.9	157.0
Assets held for sale, net	21.3	64.5
Total current assets	1,891.4	2,109.8
Deferred tax assets	187.7	188.8
Investments and other financial assets, net	50.6	24.7
Investments in companies under equity method	140.6	131.7
Property, plant and equipment, net	1,230.0	1,183.2
Intangible assets, net	930.2	865.1
Goodwill, net	2,708.9	2,688.2
Total non-current assets	5,248.0	5,081.7
TOTAL ASSETS	7,139.4	7,191.5

LIABILITIES AND EQUITY
Bank overdrafts	4.1	6.0
Current portion of financial debt	54.8	64.5
Trade accounts and notes payable	455.5	386.4
Accrued payroll costs	163.6	185.7
Income taxes liability payable	80.9	159.7
Advance billings to customers	22.2	51.0
Provisions – current portion	28.3	34.6
Other current liabilities	302.6	272.3
Total current liabilities	1,112.0	1,160.2
Deferred tax liabilities	104.7	110.8
Provisions – non-current portion	97.0	106.7
Financial debt	1,859.5	1,871.6
Other non-current liabilities	41.1	49.8
Total non-current liabilities	2,102.3	2,138.9
Common stock: 251,651,010 shares authorized and 151,972,073 shares with a €0.40 nominal value issued and outstanding at June 30, 2012 and 151,861,932 at December 31, 2011	79.8	79.8
Additional paid-in capital	2,669.9	2,669.3
Retained earnings	1,138.8	1,161.1
Other reserves	5.1	(17.0)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGGVeritas	20.7	(28.2)
Cumulative income and expense recognized directly in equity	(7.8)	(11.5)
Cumulative translation adjustment	(51.7)	(27.6)
Equity attributable to owners of CGGVeritas SA (1)	3,834.2	3,805.3
Non-controlling interests	90.9	87.1
Total equity	3,925.1	3,892.4
TOTAL LIABILITIES AND EQUITY	7,139.4	7,191.5

1)	Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars. The currency translation adjustment was set to nil as of January 1, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S. dollars since that date. The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

Main restatements related to the change in the presentation currency from euro to U.S. dollar are as follows (in millions):

	Historical consolidated financial statements as of Dec.31, 2011 in euros	Historical consolidated financial statements of Dec.31, 2011 converted into U.S. dollars (a)	Restatements (b)	Restated consolidated financial statements as of Dec.31, 2011 to U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGGVeritas	2,938.9	3,802.7	+2.6	3,805.3

a)	Converted at the closing exchange rate of 1.2939 U.S.$ per euro
b)

Differences between historical currency exchange rates and the closing rate of 1.2939 U.S.$ per 1 euro, including U.S.$(17) millions translation adjustments from the parent company presented in other reserves.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
	2012	2011 (restated)
Amounts in millions of U.S.$
OPERATING
Net income (loss)	30.3	(75.2)
Depreciation and amortization	170.0	168.5
Multi-client surveys depreciation and amortization	144.9	97.8
Depreciation and amortization capitalized to multi-client surveys	(22.4)	(6.7)
Variance on provisions	(10.8)	(9.4)
Stock based compensation expenses	9.1	7.2
Net gain (loss) on disposal of fixed assets	(7.9)	(4.6)
Equity income (loss) of investees	(13.7)	(7.7)
Dividends received from affiliates	22.1	6.9
Other non-cash items	0.8	0.5
Net cash including net cost of financial debt and income tax	322.4	177.3
Less net cost of financial debt	77.3	95.3
Less income tax expense	45.9	7.1
Net cash excluding net cost of financial debt and income tax	445.6	279.7
Income tax paid	(84.4)	(48.9)
Net cash before changes in working capital	361.2	230.8
- change in trade accounts and notes receivables	(39.7)	207.0
- change in inventories and work-in-progress	(27.9)	(45.8)
- change in other current assets	(4.8)	20.2
- change in trade accounts and notes payable	52.4	(52.7)
- change in other current liabilities	(51.4)	1.7
Impact of changes in exchange rate on financial items	6.3	(1.0)
Net cash provided by operating activities	296.1	360.2
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(213.2)	(157.1)
Investment in multi-client surveys, net cash	(157.4)	(82.7)
Proceeds from disposals of tangible and intangible assets	2.5	6.0
Total net proceeds from financial assets	11.8	4.5
Acquisition of investments, net of cash and cash equivalents acquired	(52.5)	(0.7)
Impact of changes in consolidation scope	—	(0.1)
Variation in loans granted	0.6	1.1
Variation in subsidies for capital expenditures	(1.2)	—
Variation in other non-current financial assets	(0.7)	0.9
Net cash used in investing activities	(410.1)	(228.1)
FINANCING
Repayment of long-term debts	(47.3)	(1,048.6)
Total issuance of long-term debts	39.2	1,069.8
Lease repayments	(17.1)	(27.7)
Change in short-term loans	(1.9)	(2.1)
Financial expenses paid	(61.7)	(62.5)
Net proceeds from capital increase
- from shareholders	0.6	3.2
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	(0.1)
- to non-controlling interests of integrated companies	(5.6)	(3.9)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(93.8)	(71.9)
Effects of exchange rates on cash	(4.8)	11.2
Net increase (decrease) in cash and cash equivalents	(212.6)	71.4
Cash and cash equivalents at beginning of year	531.4	448.8
Cash and cash equivalents at end of period	318.8	520.2

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 27th, 2012	By	/S/ STÉPHANE-PAUL FRYDMAN
S.P. FRYDMAN
Senior EVP